Exhibit (a)(1)(C)

Date:	August 11, 2006

From:	Jay Bertelli

Subject:	Option Exchange Program

I am pleased to announce that our shareholders have approved the option exchange program previously authorized by Mercury’s Board of Directors and announced in June. We believe this exchange program will provide us with an opportunity to restore for eligible associates an incentive to contribute to the future growth and success of our business.

This program will allow eligible associates holding options having per share exercise prices greater than the “threshold price” to exchange those options for a lesser number of shares of restricted stock in accordance with a 4-to-1 exchange ratio. Eligible associates in France and Germany who choose to participate will receive deferred stock awards instead of restricted stock awards in exchange for their eligible options. The “threshold price” is the greater of (1) $23.00 or (2) the closing price of our common stock as reported on the Nasdaq Global Select Market on the date the election period for the exchange program expires.

The election period for the exchange program begins on August 11, 2006, and is scheduled to expire on Friday, September 8, 2006 at 12:00 midnight, Eastern Time. The complete terms and conditions of the exchange program are described in a document called an “Offer to Exchange.” In the United States, the Offer to Exchange is being mailed to your home address in a large envelope displaying the Mercury logo. In other countries delivery specifics will be communicated by your regional Human Resources manager. We are including in the materials sent to you a Personnel Grant Status form which highlights your eligible options.

You should carefully review the Offer to Exchange and the other documents to which the Offer to Exchange refers you before making a decision on whether to participate in the exchange program. Please note that Mercury cannot make recommendations or give advice as to whether you should participate in the exchange program.

Mercury has also filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and the Offer to Exchange and other related materials have been included as exhibits to that Schedule. These materials are available free of charge at www.sec.gov and on our website at www.mc.com on the investors relations page under the heading “SEC Filings,” and by contacting the Investor Relations department at 199 Riverneck Road, Chelmsford, MA 01824, telephone (978) 256-1300. These materials are also available to associates on the Source at http://hr.mc.com/optionexchange.

Please note that participation in the exchange program is voluntary. You should consult with your own advisors, including your tax, financial and legal advisors, before making any decision regarding the exchange program.

YOU WILL HAVE UNTIL 12:00 MIDNIGHT, EASTERN TIME, ON SEPTEMBER 8, 2006 TO ELECT TO PARTICIPATE IN THE EXCHANGE PROGRAM.

If, after reviewing the Offer to Exchange, you have questions about how the exchange program works or how to participate, please send your question in an email to MCSStockOptionExchange@mc.com.